May 3, 2011

VIA EDGAR CORRESPONDENCE

Mr. Kieran G. Brown
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC

Re:	Global X Funds (“Trust”), SEC File Nos. 333-151713 and 811-22209

Dear Mr. Brown,

We are writing in response to oral comments you provided to Daphne Chisolm on April 5, 2011 with respect to the registration statement (the “Registration Statement”) filed by the Trust on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 (“1940 Act”).  On behalf of the Trust, we have set out below the SEC staff’s comment on the Registration Statement, along with the Trust’s responses to those comments.

Prospectuses – Global Comments

Principal Investment Strategies

1.	Comment: Please state whether each Fund is in compliance with Rule 35d-1 under the 1940 Act.
Response: We believe that each Fund is in compliance with Rule 35d-1.

Summary of Principal Risks

2.	Comment: Please add “Passive Investment Risk” disclosure where appropriate.
Response: We have revised the disclosure consistent with this comment.

3.
Comment: Please remove cross references to “Asian Economic Risk”, “Central and South American Risk”, “European Economic Risk”, “U.S. Economic Risk”, “Basic Materials Risk”, “Energy Infrastructure” and “Financials” and add disclosure related to these risks to this section of the summary prospectus.

Response: We have revised the disclosure consistent with this comment.

Mr. Kieran G. Brown
Securities and Exchange Commission
May 3, 2011

Tax Information

4.
Comment: Please delete the following sentence:  For more information regarding the tax consequences that may be associated with investing in the Fund, please refer to the Taxes section of the Prospectus.

Response: We have revised the disclosure consistent with this comment.

Summary Prospectus for the Global X UK Mid-Cap ETF

Investment Objective

5.	Comment: Please confirm that the name of the index that the Global X UK Mid-Cap ETF will track is correct.
Response: The name of the index, FTSE 250 Index, is correct.

Principal Investment Strategies

6.	Comment: Please disclose the market cap range of the companies in which the Global X UK Mid-Cap ETF intends to invest.
Response: The name of the fund has been changed to Global X UK Small-Cap ETF. The disclosure for this fund is consistent with the disclosure of the other small-cap funds named in the Prospectus.

7.	Comment: Please delete the following sentence: As of [ ] the Underlying Index’s three largest holdings were ____________, ____________ and ___________.
Response: The name of the fund has been changed to Global X UK Small-Cap ETF. The disclosure for this fund is consistent with the disclosure of the other small-cap funds named in the Prospectus.

Summary Prospectus for the Global X Mexico Small-Cap ETF

Summary of Principal Risks

8.	Comment: Please add additional disclosure regarding Mexico’s “Security Risk.”
Response: We have revised the disclosure consistent with this comment.

Summary Prospectus for the Global X Hong Kong Small-Cap ETF

9.	Comment: Please revise “Geographic Risk” disclosure.
Response:  We have revised the disclosure consistent with this comment.

Mr. Kieran G. Brown
Securities and Exchange Commission
May 3, 2011

Summary Prospectus for the Global X Singapore Small-Cap ETF

Other Important Information

10.	Comment: Please add disclosure relating to “Payments To Broker-Dealers And Other Financial Intermediaries.”
Response:  We have revised the disclosure consistent with this comment.

Summary Prospectus for the Global X South Korea Small-Cap ETF

Other Important Information

11.	Comment: Please add disclosure relating to “Payments To Broker-Dealers And Other Financial Intermediaries.”
Response:  We have revised the disclosure consistent with this comment.

Summary Prospectus for the Global X Taiwan Small-Cap ETF

Fees and Expenses

12.	Comment: Please delete reference to foreign taxes in footnote.
Response:  We have revised the disclosure consistent with this comment.

Mr. Kieran G. Brown
Securities and Exchange Commission
May 3, 2011

Other Important Information

13.	Comment: Please add disclosure relating to “Payments To Broker-Dealers And Other Financial Intermediaries.”
Response:  We have revised the disclosure consistent with this comment.

Summary Prospectus for Global X SuperDividend ETF

Summary of Principal Risks

14.	Comment: Please add additional disclosure regarding interest rate risk in “Preferred Stock Risk” disclosure.
Response:  We have revised the disclosure consistent with this comment.

Other Important Information

15.	Comment: Please add disclosure relating to “Purchase and Sale of Fund Shares,” “Tax Information,” and “Payments to Broker-Dealers and Other Financial Intermediaries.”
Response:  We have revised the disclosure consistent with this comment.

Summary Prospectus for Global X Canada Preferred ETF

Other Important Information

16.	Comment: Please add disclosure relating to “Purchase and Sale of Fund Shares,” “Tax Information,” and “Payments to Broker-Dealers and Other Financial Intermediaries.”
Response:  We have revised the disclosure consistent with this comment.

Summary Prospectus for Global X Fertilizers/Potash ETF

Principal Investment Strategies

17.	Comment: Please draw a correlation between the name of the Fund and its investment strategy; Why is “Potash” in the name of the Fund?
Response: We have revised the disclosure consistent with this comment.

Other Important Information

18.
Comment:  Please add disclosure relating to “Purchase and Sale of Fund Shares,” “Tax Information,” and “Payments to Broker-Dealers and Other Financial Intermediaries.”
Response:  We have revised the disclosure consistent with this comment.

Summary Prospectus for Global X Rare Earths ETF

19.
Comment:  Please delete the following sentence “Rare earths are crucial to many of the world’s most advanced technologies, such as cellular phones, high performance batteries, flat screen televisions, green energy technology, and are critical to the future of hybrid and electric cars, high-tech military applications and superconductors and fiber-optic communication systems.”

Response:  We have revised the disclosure consistent with this comment.

Mr. Kieran G. Brown
Securities and Exchange Commission
May 3, 2011

Other Important Information

20.
Comment:  Please add disclosure relating to “Purchase and Sale of Fund Shares,” “Tax Information,” and “Payments to Broker-Dealers and Other Financial Intermediaries.”
Response:  We have revised the disclosure consistent with this comment.

Summary Prospectus for Global X Strategic Metals ETF

Primary Investment Strategies

21.
Comment:  Please replace “rare” with “strategic” in the following sentence: Structured Solutions AG defines rare metals as metals of special economic importance that have supply risks, which currently include: antimony, beryllium, cobalt, fluorspar, gallium, germanium, graphite, indium, magnesium, niobium, tantalum, tungsten, tellurium, magnesite, molybdenum, chromium, selenium, vanadium and bauxite.

Response:  We have revised the disclosure consistent with this comment.

Other Important Information

22.
Comment:  Please add disclosure relating to “Purchase and Sale of Fund Shares,” “Tax Information,” and “Payments to Broker-Dealers and Other Financial Intermediaries.”
Response:  We have revised the disclosure consistent with this comment.

Statement of Additional Information

Management of the Trust

23.	Comment: In the chart, please add “5 Years” in the column regarding past directorships held by the Board.
Response:  We have revised the disclosure consistent with this comment.

*                      *                      *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

Mr. Kieran G. Brown
Securities and Exchange Commission
May 3, 2011

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 The Trust has included disclosure in accordance with the foregoing response in a post-effective amendment to the Trust’s Registration Statement, which the Trust filed via EDGAR today.  Please feel free to contact me at (704) 806-2387 if you have any questions concerning the foregoing.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm
Law Offices of DT Chisolm, PC